

March 22, 2012

<u>Via E-Mail</u>

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue
New York, NY 10153

> **RE: CVR Energy, Inc.**
> **Amended Schedule TO-T filed March 19, 2012 by IEP Energy LLC et. al.**
> **File No. 005-83522**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 filed by Icahn**
> **Partners LP et. al.**
> **Filed on March 14 and 19, 2012**
> **File No. 001-33492**

Dear Mr. Schaitkin:

We have reviewed your filings and have the following comments.

Offer to Purchase

General

1. We reissue prior comment 1 from our March 13, 2012 comment letter. Please provide us further analysis for why you believe your offer complies with the requirements of Item 1004(a)(1)(ii) of Regulation M-A. In particular, please address (i) the unlimited upside potential of your right as structured, (ii) the uncertainty associated with whether any additional amount payable, and (iii) the uncertainty with respect to the fees and expenses to be deducted from any amount payable.

Soliciting Materials filed March 14, 2012

2. Refer to the press release issued on March 14, 2012. You stated that "our actions have led to an increase in aggregate market value of more than $55 billion for shareholders at well over a dozen companies we have targeted that had a market value of under $20 billion when we first invested." Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the foregoing disclosure.

Soliciting Materials filed March 19, 2012

3.   Refer to the press release issued on March 19, 2012. You stated that (i) "CVR has made a great deal of profit in the last few years, but it was not, in my opinion, because of management skill, but because of the remarkable rise of the spread between the price of WTI and Brent crude oil. The spread is due to the tremendous increase in shale production of WTI crude leading to an oversupply in Cushing, Oklahoma, near where CVR has its refineries. The spread has allowed CVR refineries to pay low prices for crude while continuing to receive attractive prices for its gasoline and distillate production," (ii) "CVR Energy acquired Gary-Williams Energy Corp… for $592 million, including working capital, in December 2011 – priced right at the top of the market. Many investors with whom we have spoken agree with our view that CVR overpaid substantially for this asset," and (iii) "I believe the new board will be able to find a purchaser for the company as I have for many companies in the past." Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the foregoing disclosure.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions